CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 3, 2016	January 3, 2016
Current assets:
Cash and cash equivalents	$54,571	$50,675
Trade accounts receivable	456,410	306,132
Inventories (note 5)	920,877	851,033
Prepaid expenses, deposits, and other current assets	65,525	42,934
Assets held for sale	2,840	2,840
Total current assets	1,500,223	1,253,614
Non-current assets:
Property, plant and equipment	1,073,205	1,044,389
Intangible assets	334,825	336,753
Goodwill	190,983	190,626
Deferred income taxes	—	2,793
Other non-current assets	7,398	6,105
Total non-current assets	1,606,411	1,580,666
Total assets	$3,106,634	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$286,421	$232,268
Income taxes payable	1,188	953
Total current liabilities	287,609	233,221
Non-current liabilities:
Long-term debt (note 6)	738,000	375,000
Deferred income taxes	2,886	—
Other non-current liabilities	38,045	37,616
Total non-current liabilities	778,931	412,616
Total liabilities	1,066,540	645,837
Equity:
Share capital	146,174	150,497
Contributed surplus	27,386	14,007
Retained earnings	1,849,883	2,022,846
Accumulated other comprehensive income	16,651	1,093
Total equity attributable to shareholders of the Company	2,040,094	2,188,443
Total liabilities and equity	$3,106,634	$2,834,280

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2016 P.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Net sales	$688,867	$714,153	$1,282,157	$1,350,344
Cost of sales	499,835	523,548	936,755	1,019,811
Gross profit	189,032	190,605	345,402	330,533
Selling, general and administrative expenses	83,599	80,131	162,837	157,197
Restructuring and acquisition-related costs (note 7)	2,702	4,243	9,530	5,732
Operating income	102,731	106,231	173,035	167,604
Financial expenses, net (note 8(b))	3,006	4,764	7,876	7,711
Earnings before income taxes	99,725	101,467	165,159	159,893
Income tax expense	5,010	2,037	7,210	4,434
Net earnings	94,715	99,430	157,949	155,459
Other comprehensive income, net of related income taxes (note 10):
Cash flow hedges	23,866	3,621	15,558	6,332
Comprehensive income	$118,581	$103,051	$173,507	$161,791
Earnings per share (note 11):
Basic	$0.40	$0.41	$0.66	$0.64
Diluted	$0.40	$0.41	$0.66	$0.64

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2016 P.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended July 3, 2016 and July 5, 2015
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	7,822	—	—	7,822
Shares issued under employee share purchase plan	26	747	—	—	—	747
Shares issued pursuant to exercise of stock options	48	888	(315)	—	—	573
Shares issued or distributed pursuant to vesting of restricted share units	29	548	(548)	—	—	—
Shares repurchased for cancellation	(10,471)	(6,506)	—	—	(292,787)	(299,293)
Change in classification of non-Treasury RSUs to equity-settled (note12(b))	—	—	6,234	—	—	6,234
Dividends declared	—	—	186	—	(38,125)	(37,939)
Transactions with shareholders of the Company recognized directly in equity	(10,368)	(4,323)	13,379	—	(330,912)	(321,856)
Cash flow hedges (note 10)	—	—	—	15,558	—	15,558
Net earnings	—	—	—	—	157,949	157,949
Comprehensive income	—	—	—	15,558	157,949	173,507
Balance, July 3, 2016	233,204	$146,174	$27,386	$16,651	$1,849,883	$2,040,094
Balance January 4, 2015	241,056	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172
Share-based compensation	—	—	5,847	—	—	5,847
Shares issued under employee share purchase plan	25	717	—	—	—	717
Shares issued pursuant to exercise of stock options	725	10,186	(3,314)	—	—	6,872
Shares issued or distributed pursuant to vesting of restricted share units	432	4,303	(4,303)	—	—	—
Dividends declared	—	—	62	—	(31,891)	(31,829)
Transactions with shareholders of the Company recognized directly in equity	1,182	15,206	(1,708)	—	(31,891)	(18,393)
Cash flow hedges (note 10)	—	—	—	6,332	—	6,332
Net earnings	—	—	—	—	155,459	155,459
Comprehensive income	—	—	—	6,332	155,459	161,791
Balance, July 5, 2015	242,238	$123,431	$28,263	$(76)	$1,873,952	$2,025,570

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2016 P.3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Cash flows from (used in) operating activities:
Net earnings	$94,715	$99,430	$157,949	$155,459
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12 (a))	49,493	42,857	90,997	78,464
	144,208	142,287	248,946	233,923
Changes in non-cash working capital balances:
Trade accounts receivable (note 8(c))	(4,034)	(102,584)	(131,360)	(226,468)
Income taxes	(605)	(1,601)	205	(4,321)
Inventories	1,933	51,968	(8,612)	89,601
Prepaid expenses and deposits other current assets	(4,492)	(3,938)	(6,101)	(4,833)
Accounts payable and accrued liabilities	24,955	(923)	38,364	(27,842)
Cash flows from operating activities	161,965	85,209	141,442	60,060
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(31,286)	(66,265)	(63,115)	(148,396)
Purchase of intangible assets	(1,058)	(1,016)	(7,276)	(2,453)
Business acquisitions (note 4)	(109,478)	(500)	(109,478)	(103,870)
Proceeds on disposal of assets held for sale and property, plant and equipment	493	546	631	1,146
Cash flows used in investing activities	(141,329)	(67,235)	(179,238)	(253,573)
Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facilities	(146,010)	(25,000)	63,000	194,000
Proceeds from term loan	300,000	—	300,000	—
Dividends paid	(19,192)	(15,795)	(37,939)	(47,920)
Proceeds from the issuance of shares	789	6,718	1,248	7,522
Repurchase and cancellation of shares	(154,828)	—	(284,633)	—
Cash flows from (used in) financing activities	(19,241)	(34,077)	41,676	153,602
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(274)	408	16	(601)
Net increase (decrease) in cash and cash equivalents during the period	1,121	(15,695)	3,896	(40,512)
Cash and cash equivalents, beginning of period	53,450	60,281	50,675	85,098
Cash and cash equivalents, end of period	$54,571	$44,586	$54,571	$44,586
Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$2,906	$2,347	$4,703	$3,987
Income taxes, net of refunds	3,487	3,037	3,873	5,822

Supplemental disclosure of cash flow information (note 12)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2016 P.4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 3, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and six months ended July 3, 2016 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2015 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 26, 2016.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT - Q2 2016 P.5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired and liabilities assumed, which the Company expects to finalize by the end of fiscal 2016.

QUARTERLY REPORT - Q2 2016 P.6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$19,113
Inventories	65,422
Prepaid expenses, deposits and other current assets	3,831
Property, plant and equipment	25,734
Intangible assets (1)	7,500
121,600

Liabilities assumed:
Accounts payable and accrued liabilities	(9,629)
Deferred income taxes	(2,850)
(12,479)

Goodwill	357
Net assets acquired at fair value	$109,478

Cash consideration paid at closing,
net of cash acquired of $522	109,478
$109,478
(1) The intangible assets acquired are comprised of customer relationships and trademarks.

The consolidated results of the Company for fiscal 2016 include net sales of $19.5 million and net earnings of nil relating to Alstyle’s results of operations since the date of acquisition. If the acquisition of Alstyle was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the six months ended July 3, 2016 would have been $1,349.7 million and $161.9 million, respectively. These pro forma figures have been estimated based on the results of Alstyle’s operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on January 4, 2016, and should not be viewed as indicative of the Company’s future results.

The operating results of Alstyle are included in the Printwear segment.

5. INVENTORIES:

	July 3, 2016	January 3, 2016

Raw materials and spare parts inventories	$126,218	$119,826
Work in progress	66,066	54,737
Finished goods	728,593	676,470
	$920,877	$851,033

QUARTERLY REPORT - Q2 2016 P.7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	July 3, 2016	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, maturing April 2021 (1)	$138,000	$375,000
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25%, maturing March 2018 (2)	300,000	—
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, maturing June 2021 (3)	300,000	—
	$738,000	$375,000

(1)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). The effective interest rate for the six months ended July 3, 2016 was 1.6%. In addition, an amount of $27.4 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(2)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate. The effective interest rate for the six months ended July 3, 2016 was 1.4%.

(3)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement). The effective interest rate for the six months ended July 3, 2016 was 1.6%.

Under the terms of the revolving and term loan facilities, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at July 3, 2016.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Employee termination and benefit costs	$227	$2,502	$1,359	$2,600
Exit, relocation and other costs	763	1,495	5,757	2,060
Loss on disposal of property, plant and equipment	5	—	623	—
Remeasurement of contingent consideration in connection with a business acquisition	221	202	305	395
Acquisition-related transaction costs	1,486	44	1,486	677
	$2,702	$4,243	$9,530	$5,732

Restructuring and acquisition-related costs for the six months ended July 3, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, costs incurred in connection with the acquisition of Alstyle, and costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the six months ended July 5, 2015 related primarily to costs incurred in connection with the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

QUARTERLY REPORT - Q2 2016 P.8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Depreciation of property, plant and equipment	$30,050	$27,181	$59,892	$52,610
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	4,469	2,892	4,190	1,903
Depreciation of property, plant and equipment included in net earnings	34,519	30,073	64,082	54,513
Amortization of intangible assets, excluding software	4,366	4,727	8,709	9,009
Amortization of software	804	717	1,598	1,410
Depreciation and amortization included in net earnings	$39,689	$35,517	$74,389	$64,932

Property, plant and equipment includes $63.9 million (January 3, 2016 - $75.6 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b) Financial expenses, net:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Interest expense on financial liabilities recorded at amortized cost	$2,971	$2,130	$4,837	$3,515
Bank and other financial charges	1,098	970	2,096	1,926
Interest accretion on discounted provisions	84	81	167	162
Foreign exchange (gain) loss	(1,147)	1,583	776	2,108
	$3,006	$4,764	$7,876	$7,711

(c) Sales of trade accounts receivable:
In June 2016, the Company entered into a receivables purchase agreement with a third party financial institution, whereby the Company may continuously sell trade receivables of certain designated customers to the third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The receivables purchase agreement, which allows for maximum sales of $100 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions. As at July 3, 2016, trade accounts receivables being serviced under the agreement amounted to $46.7 million.
All receivables sold under this agreement are removed from the consolidated statements of financial position as the sales of the receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer, which was not significant for the period ended July 3, 2016, is recorded in financial expenses in the consolidated statements of earnings.

QUARTERLY REPORT - Q2 2016 P.9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	July 3, 2016	January 3, 2016

Financial assets
Amortized cost:
Cash and cash equivalents	$54,571	$50,675
Trade accounts receivable	456,410	306,132
Financial assets included in prepaid expenses, deposits, and other current assets	21,546	25,140
Long-term non-trade receivables included in other non-current assets	2,139	2,372
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	16,206	4,034
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	223	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$284,527	$230,739
Long-term debt - bearing interest at variable rates	738,000	375,000
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	1,894	1,529
Contingent consideration included in other non-current liabilities	6,770	5,919

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT - Q2 2016 P.10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017. The contingent consideration is classified as a financial liability and is included in other non-current liabilities. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$1,770	$(223)	$(62)	$395
Commodity price risk	21,817	1,658	15,696	2,093

Income taxes	(18)	3	—	(4)

Amounts reclassified from OCI to inventory, related to commodity price risk	162	1,872	217	4,415

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	1,289	(229)	(113)	(606)
Selling, general and administrative expenses	(628)	—	(290)	—
Financial expenses, net	(525)	544	107	35
Income taxes	(1)	(4)	3	4
Other comprehensive income (loss)	$23,866	$3,621	$15,558	$6,332

QUARTERLY REPORT - Q2 2016 P.11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (“OCI”) (continued):

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended July 3, 2016.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended July 3, 2016.

For the three and six months ended July 3, 2016, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at July 3, 2016, accumulated other comprehensive income of $16.7 million consisted of net deferred gains on commodity forward and option contracts of $14.8 million and net deferred gains on forward foreign exchange contracts of $1.9 million. Approximately $14.9 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Net earnings - basic and diluted	$94,715	$99,430	$157,949	$155,459

Basic earnings per share:
Basic weighted average number of common shares outstanding	235,496	241,856	239,067	241,608
Basic earnings per share	$0.40	$0.41	$0.66	$0.64

Diluted earnings per share:
Basic weighted average number of common shares outstanding	235,496	241,856	239,067	241,608
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	776	1,953	747	2,054
Diluted weighted average number of common shares outstanding	236,272	243,809	239,814	243,662
Diluted earnings per share	$0.40	$0.41	$0.66	$0.64

Excluded from the above calculation for the three months ended July 3, 2016 are 858,153 stock options (2015 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended July 3, 2016 are 858,153 stock options (2015 - nil) and 61,919 Treasury RSUs (2015 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q2 2016 P.12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Depreciation and amortization (note 8(a))	$39,689	$35,517	$74,389	$64,932
Restructuring charges related to property, plant and equipment (note 7)	5	—	623	—
Loss on remeasurement of contingent consideration in connection with a business acquisition (note 7)	221	202	305	395
Loss (gain) on disposal of property, plant and equipment and intangible assets	1,679	161	1,749	(16)
Share-based compensation	3,932	2,767	7,894	5,914
Deferred income taxes	1,901	902	2,868	3,005
Unrealized net loss on foreign exchange and financial derivatives	1,379	(516)	1,474	237
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	3,213	2,147	3,315	3,543
Other non-current assets	360	1,071	(1,293)	508
Other non-current liabilities	(2,886)	606	(327)	(54)
	$49,493	$42,857	$90,997	$78,464

(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Dividends declared included in dividends payable	$—	$—	$—	$(16,091)
Shares repurchased for cancellation	(4,356)	—	(14,660)	—
Change in classification of non-Treasury RSUs to equity-settled (1)	—	—	6,234	—
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	2,217	(3,679)	(3,012)	(4,233)
Proceeds on disposal of property, plant and equipment included in other current assets	(523)	(398)	(523)	(398)
Settlement of pre-existing relationship	—	—	—	8,378
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	186	16	186	62
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	661	3,342	863	7,617
(1) As at January 3, 2016, all non-Treasury RSUs are accounted for as equity-settled awards. As a result, the Company reclassified $6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 3, 2016 of non-Treasury RSU awards previously accounted for as cash-settled awards. This reclassification did not result in the recognition of incremental share-based compensation expense.

QUARTERLY REPORT - Q2 2016 P.13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 50 countries across North America, Europe, Asia-Pacific, and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2015 audited annual consolidated financial statements.

	Three months ended		Six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Segmented net sales:
Printwear	$471,242	$477,836	$863,377	$909,097
Branded Apparel	217,625	236,317	418,780	441,247
Total net sales	$688,867	$714,153	$1,282,157	$1,350,344

Segment operating income
Printwear	$110,965	$113,490	$196,127	$197,449
Branded Apparel	17,078	19,443	31,938	21,601
Total segment operating income	$128,043	$132,933	$228,065	$219,050

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$128,043	$132,933	$228,065	$219,050
Amortization of intangible assets, excluding software	(4,366)	(4,727)	(8,709)	(9,009)
Corporate expenses	(18,244)	(17,732)	(36,791)	(36,705)
Restructuring and acquisition-related costs	(2,702)	(4,243)	(9,530)	(5,732)
Financial expenses, net	(3,006)	(4,764)	(7,876)	(7,711)
Earnings before income taxes	$99,725	$101,467	$165,159	$159,893

QUARTERLY REPORT - Q2 2016 P.14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. EVENTS AFTER THE REPORTING PERIOD:

Agreement to acquire Peds Legwear Inc.
On July 26, 2016, the Company signed a definitive agreement to acquire 100% of the equity interest of Peds Legwear, Inc. (Peds) for a total cash consideration of $55 million. The acquisition will be financed by the utilization of the Company's revolving long-term bank credit facilities. The acquisition is subject to customary closing conditions and is expected to close before the end of August 2016. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Branded Apparel segment.

Unsecured notes offering through private placement
On July 26, 2016, the Company entered into a Note Purchase Agreement providing for the issuance by the Company of a total aggregate principal amount of $300 million of unsecured notes to accredited investors in the U.S. private placement market. The notes will be issued in four series as follows:

i.	$100 million in aggregate principal amount of notes maturing in August 2023 and bearing interest at a fixed rate of 2.70%, payable semi-annually.

ii.	$50 million in aggregate principal amount of notes maturing in August 2023 and bearing interest at a variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly.

iii.	$100 million in aggregate principal amount of notes maturing in August 2026 and bearing interest at a fixed rate of 2.91%, payable semi-annually.

iv.	$50 million in aggregate principal amount of notes maturing in August 2026 and bearing interest at a variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly.

The proceeds from these notes are expected to be received on or about August 25, 2016 and will be used to repay drawings under the Company’s revolving long-term credit facilities and for general corporate purposes. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement. The notes include terms that require the Company to comply with certain covenants, including the maintenance of financial ratios.

Concurrently with entering into the Note Purchase Agreement, the Company entered into a $50 million 7-year floating to fixed interest rate swap that will begin on August 25, 2016 and mature on August 25, 2023 to convert the second series of notes above to an all-in fixed rate of 2.71%. The Company also entered into a 10-year $50 million floating to fixed interest rate swap that will begin on August 25, 2016 and mature on August 25, 2026 to convert the fourth series of notes above to an all-in fixed rate of 2.92%.

Amendment of normal course issuer bid
On July 26, 2016, the Company obtained approval from the Toronto Stock Exchange ("TSX") to amend its current normal course issuer bid (the "NCIB") in order to increase the maximum number of common shares that may be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB have been amended.

QUARTERLY REPORT - Q2 2016 P.15